Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630
September 28, 2009
VIA EDGAR AND FACSIMILE
Ms. Amanda Ravitz
Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Real Mex Restaurants, Inc. Registration Statement on Form S-4 Filed August 28, 2009 File No. 333-161605
Dear Ms. Ravitz:
     This letter responds to the comments (the “Staff Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Real Mex Restaurant, Inc.’s (the “Registrant”) Registration Statement (the “Registration Statement”) on Form S-4 filed with the Commission on August 28, 2009, relating to its offer to exchange up to $130,000,000 in aggregate principal amount of 14% Senior Secured Notes due 2013 of the Registrant for all of its outstanding 14% Senior Secured Notes due 2013 that were issued in a private offering on July 7, 2009.
     To facilitate the Staff’s review, we have set forth below the comment contained in the Staff Letter and, in italics set forth immediately following the comment, our response thereto.
     General
     1. We note that you are registering the 14% Senior Secured Notes due 2013 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.
     In response to the Staff’s comment, the Registrant has filed the above-requested letter via electronic submission today.
     The Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (562) 346-1200.

Very truly yours,
By:	/s/ Steven Tanner
Name:	Steven Tanner
Title:	Chief Financial Officer

Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630
September 28, 2009
VIA EDGAR AND FACSIMILE
Ms. Amanda Ravitz
Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Real Mex Restaurants, Inc. Registration Statement on Form S-4 Filed August 28, 2009 File No. 333-161605
Dear Ms. Ravitz:
     This letter is being sent in connection with Real Mex Restaurants, Inc.’s (the “Company”) Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $130,000,000 aggregate principal amount of its new 14% Senior Secured Notes due 2013 (the “New Notes”) for a like principal amount of its outstanding 14% Senior Secured Notes due 2013 (the “Original Notes”).
     The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.
     The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions: (i) if the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes and (ii) if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Very truly yours,
By:	/s/ Steven Tanner
Name:	Steven Tanner
Title:	Chief Financial Officer